UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the signing of an agreement for feasibility of biomethane production

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Rio de Janeiro, June 14, 2022 - Petróleo Brasileiro S.A. – Petrobras and Raízen have signed an agreement to jointly evaluate potential businesses involving the production, purchase and sale of biomethane, a 100% renewable fuel produced by Raízen from sugarcane waste (vinasse and filter cake), generated in the agro-industrial operations of the company's Energy Bioparks.

The partnership also foresees studies for the development of logistics solutions for the delivery of biomethane, to enable its use in Petrobras' refining operations. With characteristics similar to natural gas, the product is part of a new generation of sustainable fuels (such as R5 diesel, with renewable content, and Bio Jet Fuel), in line with Petrobras' decarbonization strategy and the development of new business opportunities with lower carbon intensity.

"This project is an opportunity to connect the production of renewable biomethane with the production of high-quality fuels and refinery products that will thus be obtained with lower carbon emissions. The initiative reinforces our commitment to seek economic and sustainable opportunities that combine value generation and low carbon, offering better quality and environmentally efficient products", said Petrobras CEO José Mauro Coelho.

A substitute for natural gas, diesel or LPG, biomethane has the potential to reduce direct greenhouse gas emissions by more than 90% by replacing fossil fuels. For Raízen, the production of biomethane expands the company's portfolio of renewable solutions, ensuring economy and sustainability for its customers. "We are one of the pioneers in the use of residues from industrial processes to produce renewable energy on a commercial scale, applying the circular economy model in our 35 bioenergy plants. We believe in the potential of sugarcane to generate numerous energy solutions and the production of biomethane is an important step towards accelerating the energy transition in the country", explained Ricardo Mussa, CEO of Raízen.

Biomethane is the name given to the renewable fuel produced from the purification of biogas, a process that eliminates the high carbon content of the compound and originates a fuel similar to natural gas. The biogas is produced from residual organic material (vinasse and sugarcane filter cake) from the process of growing and processing sugarcane.

"This is a 100% renewable source, with the potential to reduce carbon emissions and increase national energy security. Still in the initial phase of studies with Raizen, our goal is to identify the best economic opportunities to develop this new front of decarbonization of our activities", concluded Coelho.

"Biomethane has a high potential for decarbonization and the possibility of use in various sectors of the economy. With investments in innovation and technology, we can extract the maximum from sugarcane biomass, increasing the sustainable potential of our chain and driving the reduction of CO2 emissions of our partners", said Mussa.

www.petrobras.com.br/ri

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer